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**CROWDFUNDING OFFERING
STATEMENT**

May 2017



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The Dumpling Bros LLC

This Offering Statement (this "**Disclosure**") is furnished solely to prospective investors through the crowdfunding portal available at www.nextseed.com and each subdomain thereof (the "**Portal**") and operated by NextSeed US LLC, a Delaware limited liability company ("**NextSeed**"), for the sole purpose of evaluating investments in certain securities ("**Securities**") offered by The Dumpling Bros LLC, a Texas limited liability company (**"Dumpling Bros"** or the "**Issuer**"). The Securities will be issued pursuant to, and will be governed by, a note purchase agreement among the Issuer and the purchasers of the Securities (the "**NPA**"). The Issuer is seeking to raise a minimum of $80,000 and maximum of $95,000 through the offer and sale of Securities on the Portal (the "**Offering**") in reliance on the exemption from registration pursuant to Section 4(a)(6) (the "**4(a)(6) Exemption**") of the U.S. Securities Act of 1933 (the "**Securities Act**") and the regulations promulgated with respect thereto ("**Regulation Crowdfunding**").

A crowdfunding investment involves risk. An investor should not invest any funds in this Offering unless he or she can afford to lose his or her entire investment. In making an investment decision, investors must rely on their own examination of the Issuer and the terms of the Offering, including the merits and risks involved. The Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission (the "**SEC**") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any offering document or literature, including this Disclosure. These Securities are offered under the 4(a)(6) Exemption; however, the SEC has not made an independent determination that the Securities are exempt from registration. Prospective investors should not construe the contents of this Disclosure as legal, business, tax, accounting, regulatory, investment or other advice, and should consult their own advisors concerning the Securities.

The Securities may not be transferred by any investor during the one-year period beginning when the Securities are issued, unless the Securities are transferred: (i) to the Issuer; (ii) to an "accredited investor" as defined in Rule 501(a) of Regulation D; (iii) as part of an offering registered with the SEC; or (iv) to a member of the family of the investor or the equivalent, to a trust controlled by the investor, to a trust created for the benefit of a member of the family of the investor or the equivalent, or in connection with the death or divorce of the investor or other similar circumstance. In addition, there is no ready market for the sale of the Securities and it may be difficult or impossible for an investor to sell or otherwise dispose of the Securities. Furthermore, the investors are not permitted to assign the Securities without the Issuer's prior written consent in accordance with the terms of the NPA.

No person other than the Issuer has been authorized to provide prospective investors with any information concerning the Issuer or the Offering or to make any representation not contained in this Disclosure. To invest in the Securities, each prospective investor will be required to (i) register for an investor account with the Portal, (ii) make representations regarding the investor's investment eligibility and complete a questionnaire to demonstrate his or her understanding of the risks involved in investing in the Securities and (iii) execute the NPA. The Issuer reserves the right to modify any of the terms of the Offering and the Securities at any time before the Offering closes.

Certain information contained in this Disclosure constitute "forward-looking statements" that can be identified by the use of forward-looking terminology such as "may," "will," "should," "expect," "anticipate," "estimate," "intend," "continue," or "believe" or the negatives or variations thereof. Furthermore, any forecasts or other estimates in this Disclosure, including estimates of returns or performance, are "forward-looking statements" and are based upon certain assumptions that may change. Due to various risks and uncertainties, actual events or results or the actual performance of the Securities may differ materially from those contemplated in such forward-looking statements. Moreover, actual events are difficult to project and often depend upon factors that are beyond the control of the Issuer or the Portal. Neither the delivery of this Disclosure at any time nor any sale hereunder shall under any circumstances create an implication that the information contained herein is correct as of any time after the earlier of the relevant date specified herein or the date of this Disclosure.

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TABLE OF CONTENTS
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APPENDIX A ISSUER CERTIFICATION

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I.   SUMMARY OF OFFERING

SUMMARY OF TERMS

The following is a summary of the terms of the Offering. This summary does not purport to be complete and is qualified in its entirety by reference to the remainder of this Disclosure and the Note Purchase Agreement ("NPA").

The Securities being offered for sale by the Issuer on the Portal are governed by the NPA. Each NPA is an agreement between an investor and the Issuer, under which the investor agrees to invest in the Issuer pursuant to the specified terms therein. By investing in the Securities, **investors do not receive any equity interests in the Issuer and do not have any voting or management rights with respect to the Issuer.** Payments to investors will commence following the first full month after Closing.

Issuer	
Offering Amount	Minimum of $80,000 and maximum of $95,000
Offering Period	Until 11:59 PM of July 3, 2017
Minimum Investment	$100
Closing and Escrow Process	48 hours before the end of the Offering Period, investors that have signed the NPA will contribute their committed investment amounts into the designated escrow account for the Offering (instructions are available on the Portal during the investment process). Once the Offering Amount has been raised and the Offering Period has ended, the committed investment amounts will be released from escrow upon the Issuer's satisfaction of the conditions set forth in the NPA, which includes providing NextSeed with sufficient evidence of all sources of capital for the project as described in this Disclosure, and the Offering will be deemed to have successfully closed (the "**Closing**") and the NPA and the applicable Note will be posted to the respective investors' page on the Portal. If the Offering Amount is not raised by the end of the Offering Period, all committed funds will be returned to the investors.
Cancellation of Investment Commitment	Investors may cancel an investment commitment until 48 hours prior to the end of the Offering Period identified in this Disclosure.
	NextSeed will notify investors if the target Offering Amount has been met.
	If an investor does not cancel an investment commitment before the 48-hour period prior to the end of the Offering Period, the funds will be released to the Issuer upon the Closing and the investor will receive Securities in exchange for his or her investment.

	If there are any material changes to the Offering, investors will be notified of such change and given instructions to reconfirm his or her investment commitment within 5 business days. If an investor does not reconfirm his or her investment commitment within such time period, the investor's investment commitment will be cancelled and the committed funds will be returned.
Interest Rate	15% per annum, accrued monthly
Term	48 months
Payment	The Issuer will make monthly payments of principal and interest during the term.
Maturity	At the end of the term, the Issuer is required to pay the outstanding principal and accrued and unpaid interest.
Assignment	The Securities may not be transferred by any investor during the one-year period beginning when the Securities are issued, unless the Securities are transferred: (i) to the Issuer; (ii) to an "accredited investor"; (iii) as part of an offering registered with the SEC; or (iv) to a member of the family of the investor or the equivalent, to a trust controlled by the investor, to a trust created for the benefit of a member of the family of the investor or the equivalent, or in connection with the death or divorce of the investor or other similar circumstance.[1] In addition, there is no ready market for the sale of the Securities and it may be difficult or impossible for an investor to sell or otherwise dispose of the Securities. Furthermore, the investors are not permitted to assign the Securities without the Issuer's prior written consent in accordance with the NPA.
Escrow Agent / Paying Agent	**GoldStar Trust Company, a trust only branch of Happy State Bank.**
NextSeed Fee	There are no fees to open an investment account on the Portal or to make an investment in Securities. For each payment made by the Issuer, NextSeed will deduct a service fee in an amount equal to 1.0% of such payment to cover transaction and administrative costs.

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[1] The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

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Security Interest	The Issuer will grant a security interest in all of its assets in favor of NextSeed for the benefit of the investors to secure the Issuer's obligations under the NPA and the Notes.
Tax Considerations	The Issuer intends to treat the Securities as debt instruments for U.S. federal income tax purposes. Preparation and distribution of required tax documents to investors (e.g., Form 1099-INT) will be handled electronically at no additional cost on an annual basis. See Section VII for more details.
Modification of Terms	Investors may not modify the terms of the investment set forth in the NPA.
Governing Law	Each NPA and Note will be governed by the laws of the State of Texas.

The Issuer certifies that all of the following statements are true for the Issuer:

- It is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- It is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- It is not an investment company as defined in the Investment Company Act of 1940 or exempt from such definition under Section 3(b) or Section 3(c) thereof.
- It is not disqualifed from relying on the Section 4(a)(6) Exemption under Rule 503(a) of Regulation Crowdfunding.
- It and its predecessors have not previously failed to comply with any ongoing reporting requirements of Rule 202 of Regulation Crowdfunding.
- It is not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

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II.   DESCRIPTION OF BUSINESS CAPITALIZATION

OVERVIEW

Dumpling Bros opened doors in October 2015 with funds raised from the family, who have been issued membership interests in the Issuer and subsequently paid back in full. The Issuer is managed by John Kang, the managing member of the Issuer. The Issuer has an agreement to bring on Cuong Mai as an additional member with 30% in membership interests, which is planned to be finalized once this Offering is completed.

Note: *The membership interests in the Issuer are equity interests, distinct from the Securities offered to investors through the Offering. While members may have certain voting rights, the Securities are debt securities and their terms are governed solely by the NPA and the accompanying notes.*

MATERIAL TERMS OF ANY INDEBTEDNESS:

The Issuer has no existing indebtedness.

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III.   KEY PERSONS

OFFICERS OF THE ISSUER

John Kang

Owner and Member, *October 2015 - Present*

Before John decided to open this unique food truck in honor of his late father and chef Thomas, he was an account manager at Gazillion Office Products, an office supply store headquartered in The Colony, Texas. Out of love for food and the desire to operate his own business, John took a step in faith and started Dumpling Bros food truck. John handles all daily operations, catering & special events, hiring & training, inventory management and distribution.

Cuong Mai

Member, *April 2017 ~ Present*

Cuong has over 13 years of experience in the food & beverage industry. Since graduating from the University of North Texas with a BA in hospitality management, Cuong started his own food truck business called The Pickled Carrot, which has been in business since September of 2012, and adding additional trucks. Cuong has been an eyewitness to Dumpling Bros growth and success and joined forces in April 2017 to expand his network. Cuong handles the accounting, bookkeeping, payroll, accounts receivable and accounts payable.

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IV.   USE OF PROCEEDS

	If Target Offering Amount Raised	If Maximum Offering Amount Raised
Total Proceeds	$80,000	$95,000
Less: Offering Expenses[2]	Up to $8,000	Up to $9,500
Net Proceeds	At least $72,000	At least $85,500
Use of Net Proceeds	Funding proceeds raised on NextSeed would be put towards outfitting the truck to make it fully functional. Proceeds will also be used to upgrade its commissary and provide additional working capital for the business's operations.	Any additional funds will be put towards marketing, packaging, distribution, and online sales operations.

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[2] NextSeed charges 10% of the total offering amount as compensation for its services provided in connection with the Offering; provided that NextSeed will only charge 5% of the amount raised from investors that were introduced to the NextSeed website by the Issuer.

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		V.	PRO FORMA FINANCIAL STATEMENTS

Year-End Financial Statements of The Dumpling Bros LLC

Please see Appendix A for year-end financial statements for the Issuer for 2015 and 2016.

Pro Forma Financial Statement

To illustrate the earning potential of The Dumpling Bros, the Issuer is providing a summary of its 4-year financial forecast, commencing from the date of funding. The forecast has been developed by the Issuer using reasonable best efforts based on operating statistics of comparable companies in the food and beverage services sector, as well as the extensive working knowledge of the officers through operating other businesses around the country. The key revenue drivers and other operating assumptions have been benchmarked against industry standards and reflect the ongoing growth prospect and cost.

	Year 1	Year 2	Year 3	Year 4
Gross Sales	285,000	400,000	525,000	525,000
Less: Cash Discounts				
A. NET SALES	$285,000	$400,000	$525,000	$525,000
Cost of Goods Sold:	22,800	28,000	31,500	31,500
Less: Ending Inventory	2,000	2,000	2,000	2,000
B. COST OF GOODS SOLD	$24,800	$30,000	$33,500	$33,500
C. GROSS MARGIN	$260,200	$370,000	$491,500	$491,500
Less: Variable Expenses				
Owner's Salary	4,000	5,000	6,000	6,000
Employee's Wages and Salaries	60,000	65,000	70,000	70,000
Supplies and Postage				
Advertising and Promotion	1,000	1,200	1,800	1,800
Vehicles - Additional	20,000	30,000	0	0
Legal and Accounting Fees	500	700	1,000	1,000
Vehicle Expense- Repair	500	1,000	1,500	1,500
Maintenance Expense	5,100	5,500	6,200	6,200
Miscellaneous Expenses	5,000	6,000	6,000	6,000
D. TOTAL VARIABLE EXPENSES	$96,100	$114,400	$92,500	$92,500
Less: Fixed Expenses				
Rent	22,000	25,000	28,000	28,000
Utilities (Heat, Light, Power)	5,800	6,300	6,800	6,800
Taxes and Licenses	1,000	1,200	1,600	1,600
Insurance	4,000	7,500	8,500	8,500
Other Fixed Expenses				
E. TOTAL FIXED EXPENSES	$32,800	$40,000	$44,900	$44,900
F. TOTAL OPERATING EXPENSES	$128,900	$154,400	$137,400	$137,400
G. NET OPERATING PROFIT (LOSS)	$131,300	$215,600	$354,100	$354,100
H. INCOME TAXES (estimated)	$28,886	$103,488	$169,968	$169,968
I. NET PROFIT (LOSS) AFTER INCOME TAX	$102,414	$112,112	$184,132	$184,132
NextSeed Term Loan Repayment (1)	$31,727	$31,727	$31,727	$31,727

(1) Assumes a NextSeed offering of $95,000.

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VI.   RISK FACTORS

A crowdfunding investment involves risk. An investor should not invest any funds in this Offering unless he or she can afford to lose his or her entire investment. In making an investment decision, investors must rely on their own examination of the Issuer and the terms of the Offering, including the merits and risks involved. This list of potential risks is not intended to be inclusive.

These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The SEC does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these securities are exempt from registration.

Business Risks

The Issuer's success depends on its brand perception, in part, upon the popularity of their establishment and the customer's experience. The Issuer intends to reinforce and extend positive brand perception. Any shortcomings in the Issuer's brand building initiatives or business incidents that diminish customer perceptions of the Issuer's brand could negatively impact revenues. If the Issuer overestimates the demand for its business or underestimates the popularity of its competition**,** the Issuer may not fully realize its anticipated revenue. The Issuer's business, financial condition and results of operations depends in part on the Issuer's ability to anticipate, identify and respond to changing consumer preferences. Any failure by the Issuer to anticipate and respond to changing customer preferences could make the Issuer's business less appealing and adversely affect business. If the Issuer does not achieve a certain level of revenue, the financial performance will be seriously and negatively impacted, in which case there may be serious adverse financial consequences for the Investors.

Reputational Risks

Adverse publicity concerning food trucks and the business could damage the Issuer's brand and negatively affect the future success of the business. This can take different forms, such as word-of-mouth criticisms, web blogs, social media websites, and other Internet-based communications that allow individuals access to a broad audience of consumers and other interested persons. Many social media platforms immediately publish the content their subscribers and participants can post, often without filters or checks on accuracy of the content posted. There is significant opportunity for dissemination of information, including inaccurate information. Information about the Issuer's business may be posted on such platforms at any time, and may be adverse or inaccurate, either of which may harm the business and the Issuer's financial performance. The harm may be immediate without affording the Issuer an opportunity for redress or correction.

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Competition Risks

The market for food trucks is competitive and the Issuer may need to compete with other established competitors. The Issuer competes with these other businesses on the basis of quality and price of products and/or services offered, atmosphere, location and overall customer experience. While the Issuer is unaware of a business operation similar to the Issuer in Denton area, the entrance of new competitors into the Issuer's markets could reduce revenue and operating margins. Some competitors may have greater financial and other resources, greater name recognition, more experience in the business and/or better presence in the planned markets. Any inability to compete successfully with competitors, shifts in consumer preferences away from food trucks or the Issuer's inability to develop new products or services that appeal to consumers may negatively affect revenues.

Management Risks

Any operational growth experienced by the Issuer will place additional demands on the Issuer's administrative, management and financial resources. If the Issuer's management does not effectively manage growth with the second food truck, the Issuer's operations and financial condition may be negatively impacted. The timing and extent of future growth depends, in part, on the Issuer's ability to manage its organizational structure and financial resources.

Personnel Risks

The success of the business is heavily dependent on the judgment and ability of the members of the Issuer's leadership. If they are unable to attend to the business for health or personal reasons for an extended period of time, the business may suffer. If members of the Issuer's leadership team or other key management personnel leave, the Issuer may have difficulty replacing them, and the business may suffer. There can be no assurance that the Issuer will be able to successfully attract and retain the leadership team and other key management personnel needed.

Labor Supply Risks

A primary component of the Issuer's operations is labor. The Issuer competes with other employers in the market for hourly workers and may be subject to higher labor costs as a result of such competition. The Issuer devotes significant resources to recruiting and training team members, as its success depends, in part, upon its ability to attract, motivate and retain qualified employees. If the Issuer is unable to recruit and retain sufficiently qualified personnel, the business and its growth could be adversely affected. Any material increases in employee turnover rates or any employee dissatisfaction could have a material adverse effect on the Issuer's business and results of operations. The Issuer may sustain an increase in operating costs if it pays increased compensation or benefits to its employees. The Issuer must follow various federal and state labor laws, including but not limited to employee classifications as exempt or non-exempt, unemployment tax rates, workers' compensation rates, citizenship requirements and other wage and benefit requirements for employees classified as non-exempt. The Issuer may be adversely affected by legal or governmental proceedings brought by or on behalf of its employees or guests. Although the Issuer requires all workers to provide government-specified documentation evidencing employment eligibility, some employees may, without the Issuer's

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knowledge, be unauthorized workers. If any of the Issuer's workers are found to be unauthorized, the Issuer may experience adverse publicity that negatively impacts their ability to hire and keep qualified employees. Termination of a significant number of employees who were unauthorized employees may disrupt the Issuer's operations, cause temporary increases in labor costs as new employees are trained and result in additional negative publicity. The Issuer could also become subject to fines, penalties and other costs related to claims that the Issuer did not fully comply with all record-keeping obligations of federal and state immigration compliance laws. These factors may have a material adverse effect on the Issuer's business, financial condition and results of operations.

A significant portion of the Issuer's service staff will be tipped employees and are accordingly paid the minimum wage. State, federal and local legislators have advocated significant increases in the minimum wage during recent years. The Issuer has no control over increases in the minimum wage. However, when the minimum wage is increased, it may be difficult for the Issuer to pass along increased payroll costs to guests due to the competitiveness of the food and beverage service industry and fixed franchise menu prices. As a result, increases in the minimum wage could have a material adverse impact on the Issuer.

Market Conditions

The Issuer's success depends to a significant degree on numerous factors affecting discretionary consumer spending, including general economic conditions, disposable consumer income and consumer confidence. The Issuer will cater to both business and social guests. Accordingly, cost-conscious consumers may reduce their level of discretionary spending during economic turmoil or periods of uncertainty. Any material decline in the amount of discretionary spending could have a material adverse effect on our revenue, results of operations, business and financial condition. The Issuer's sales are also dependent on foot traffic and sales in a specific location. If the foot traffic in the area declines, or the Issuer is forced to move its operations to a different location, revenues may be negatively impacted. The Issuer's success also depends on the popularity of our menu offerings. Any shift in consumer preferences away from the Issuer's business concept could negatively affect financial performance.

Supply and Delivery Cost Risks

Supplies and prices of the various products used in the goods that the Issuer offers can be affected by a variety of factors, such as weather, seasonal fluctuations, demand, politics and economics in the producing regions. These factors may subject the Issuer to shortages or interruptions in product supplies, which could adversely affect revenue. The Issuer does not have control over the businesses of its vendors, suppliers and distributors, and its efforts to specify and monitor the standards under which they perform may not be successful. Higher diesel and gasoline prices may affect supply or transportation costs and may affect the Issuer's profitability. If the Issuer has long-term purchase commitments in excess of what the Issuer needs due to a decline in demand, this may also adversely affect profitability. Furthermore, certain supplies may be perishable, and the Issuer has limited control over whether those items will be delivered in an appropriate condition for use in its business. If any of the Issuer's vendors, suppliers or distributors are unable to fulfill their obligations to the Issuer's standards, or if a replacement provider cannot be found in the event of a supply or service disruption,

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the Issuer could encounter supply shortages and incur higher costs to secure adequate supplies, which could materially adversely affect the Issuer's business, financial condition and results of operation.

A number of pandemic scares related to a variety of raw food ingredients, including meats, fruits and vegetables, have recently caused concern among consumers and health care officials. One or more such outbreaks of such food related illnesses, whether pandemic or isolated, may adversely affect the consumer demand for certain foods and consequently negatively impact the operations and profitability of the Issuer, regardless of the quality and safety of products offered by the Issuer.

Operational Risks

The Issuer's business operations require processing and/or maintaining certain personal, business and financial information about customers, vendors and employees. The use of such information by the Issuer is regulated by federal and state laws, as well as certain third party agreements. If the Issuer's security and information systems are compromised or if employees fail to comply with the applicable laws and regulations, and this information is obtained by unauthorized persons or used inappropriately, it could adversely affect the Issuer's reputation and result in litigation and settlement costs, damage awards or penalties and fines. As privacy and information security law and regulations change, the Issuer may incur additional costs to ensure compliance.

Vehicle Risks

Food trucks are physical entities that are vulnerable to the elements as well as general wear and tear. These risks include auto accidents, fire, theft, flood, wind damage, hail damage, and electrical breakdowns. Not only can these cause damages to the vehicle but they may also take the truck out of commission for a lengthy amount of time. Through education, by hiring safe drivers, and by adopting diligent protocols to prevent fires, theft, etc., the Issuer will try to manage these risks.

Development Risks

The Issuer's dependence on development of the second food truck exposes the Issuer to timing, budgeting and other risks. New project development has a number of risks, including risks associated with:

- construction delays or cost overruns that may increase project costs;
- receipt of any required governmental permits and authorizations from local governmental agencies, which are issued at the discretion of the issuing authority with no guaranty that all licenses and permits applied for by the the Issuer will be issued;
- development costs incurred for projects that are not pursued to completion;
- so-called acts of God such as earthquakes, hurricanes, floods or fires that could adversely impact a project;
- defects in design or construction that may result in additional costs to remedy or require all or a portion of a property to be closed during the period required to rectify the situation;
- ability to raise capital; and
- governmental restrictions on the nature or size of a project or timing of completion.

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The Issuer cannot assure you that any development project will in fact be developed, and, if developed, the time period or the budget of such development may be greater than initially contemplated.

Industry Risks

The Issuer will face significant competition from other food trucks and restaurants, which could adversely affect business and financial performance. The food & beverage industry is characterized by the continual introduction of new concepts and is subject to rapidly changing consumer preferences, tastes and dining habits. The food & beverage industry in the Denton area is highly competitive in terms of type and quality of food, quality of service, location, and price.

Food Safety Risks

The Issuer considers food safety a top priority and dedicates substantial resources toward ensuring that customers enjoy high-quality, safe products. However, food tampering, employee hygiene and cleanliness failures or improper employee conduct at the Issuer's business could lead to product liability or other claims. Instances of food-borne illnesses, whether real or perceived, and whether at the Issuer's store or those of competitors, could harm customers and otherwise result in negative publicity about the Issuer or the products the Issuer serves, which could adversely affect revenue. If customers become ill from food-borne illnesses, the Issuer could be forced to temporarily close. In addition, the Issuer may have different or additional competitors for intended customers as a result of such changes and may not be able to compete successfully against those competitors. Food safety concerns may also adversely affect the price and availability of those affected ingredients and cause customers to shift their preferences. A decrease in customer traffic as a result of these health concerns or negative publicity, or as a result of a change in menu or customer experience or a temporary closure of the store, could materially and adversely impact the business's financial condition and results of operations.

A number of pandemic scares related to a variety of raw food ingredients, including meats, fruits and vegetables, have recently caused concern among consumers and health care officials. One or more such outbreaks of such food related illnesses, whether pandemic or isolated, may adversely affect the consumer demand for certain foods and consequently negatively impact the operations and profitability of the Issuer, regardless of the quality and safety of products offered by the Issuer.

Required Nutritional Disclosure Risks

Government regulation and consumer eating habits may impact the Issuer's business as a result in changes in attitudes regarding diet and health or new information regarding the health effects of consuming the Issuer's menu offerings. These changes have resulted in, and may continue to result in, the enactment of laws and regulations that impact the ingredients and nutritional content of the Issuer's menu offerings, or laws and regulations requiring the Issuer to disclose the nutritional content of its food offerings. Compliance with current and future laws and regulations regarding the ingredients and nutritional content of the Issuer's menu items may be costly and time-consuming. Additionally, government authorities may increase regulations regarding trans-fats and sodium, which may require the Issuer to limit or eliminate trans-fat and sodium in the menu offerings, switch to higher cost ingredients or may hinder the Issuer's ability to operate. The Issuer cannot make any assurances regarding its ability to effectively respond to changes in consumer health perceptions or successfully implement the nutrient content disclosure requirements or menu-labeling laws, which could have an adverse effect on the Issuer's results of operations and financial position.

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Legal Risks

Food service businesses can be adversely affected by litigation and complaints from customers or government authorities resulting from food quality, health claims, allergens, illness, injury or other health concerns or operating issues stemming from one or more retail locations. Negative publicity about these allegations may negatively affect the Issuer, regardless of whether the allegations are true, by discouraging customers from patronizing the Issuer. The Issuer may also be impacted by industry trends in litigation, including class-action allegations brought under various consumer protection laws, securities and derivative lawsuits claiming violations of state and federal securities law, and employee lawsuits, including wage and hour claims. Due to the inherent uncertainties of litigation and regulatory proceedings, the Issuer cannot accurately predict the outcome of any such proceedings. An unfavorable outcome could have a material adverse impact on the Issuer's business, financial condition and results of operations. Further, regardless of outcome, these proceedings could result in substantial costs and may require resources of the Issuer be used to defend any claims.

Environmental Risks

The Issuer is subject to national, state and local laws and regulations in the U.S. concerning waste disposal, pollution, protection of the environment, and the presence, discharge, storage, handling, release and disposal of, and exposure to, hazardous or toxic substances. These environmental laws provide for significant fines and penalties for noncompliance and liabilities for remediation, sometimes without regard to whether the owner or operator of the property knew of, or was responsible for, the release or presence of hazardous toxic substances. Third parties may also make claims against owners or operators of properties for personal injuries and property damage associated with releases of, or actual or alleged exposure to, such hazardous or toxic substances at, on or from the Issuer's business. Environmental conditions relating to releases of hazardous substances at the Issuer's site could materially adversely affect the business, financial condition and results of operations. Further, environmental laws, and the administration, interpretation and enforcement thereof, are subject to change and may become more stringent in the future, each of which could materially adversely affect the Issuer's business, financial condition and results of operations.

Information Technology Risks

The Issuer relies heavily on information systems, such as point-of-sale processing, for management of the Issuer's supply chain, payment of obligations, collection of cash, credit and debit card transactions and other processes and procedures. The Issuer's ability to efficiently and effectively manage its business depends significantly on the reliability and capacity of these systems. The Issuer's operations depend on its ability to protect its computer equipment and systems against damage from physical theft, fire, power loss, telecommunications failure or other catastrophic events, as well as from internal and external security breaches, viruses and other disruptive problems. The failure of these systems to operate effectively, maintenance problems, upgrading or transitioning to new platforms, expanding the Issuer's systems or a breach in security of these systems could result in delays in guest service and reduce operational efficiency. Remediation of such problems could result in significant, unplanned capital investments.

INTENDED FOR REVIEW BY POTENTIAL INVESTORS ON NEXTSEED ONLY. DO NOT COPY OR DISTRIBUTE.

Accounting Risks

Changes to existing accounting rules or regulations may impact the Issuer's future results of operations or cause the perception that the Issuer is more highly leveraged. Other new accounting rules or regulations and varying interpretations of existing accounting rules or regulations have occurred and may occur in the future. For example, accounting regulatory authorities have indicated that they may begin to require lessees to capitalize operating leases in their financial statements for the next few years. If adopted, such change would require the Issuer to record significant capital lease obligations on its balance sheet and make other changes to its financial statements. This and other future changes to accounting rules or regulations may impact the Issuer's future operating results.

Intellectual Property Risks

The Issuer's intellectual property is material to conducting business. The Issuer's success depends in part on furthering brand recognition using its trademarks, service marks, trade dress, trade secrets and other proprietary intellectual property, including its name, logos and unique ambiance of its stores. The Issuer has taken efforts to protect its brand, but if its efforts are inadequate, or if any third party misappropriates or infringes on the Issuer's intellectual property, the value of the store brand or consumer products brand may be harmed, which could have a material adverse effect on the business. There are no material claims against us from prior users of intellectual property, but there can be no assurances that the Issuer will not encounter any material claims in the future. If this happens, it could harm the Issuer's image, brands or competitive position and cause the Issuer to incur significant penalties and costs.

Regulatory Risks

Products and services offered by the Issuer are subject to regulation. Regulatory action could substantially increase the Issuer's costs, damage reputation and materially affect operating results. The Issuer's increased costs in complying with these requirements or failure to obtain required licenses or permits in a timely fashion may materially affect operations.

Regulations regarding climate change, energy usage and emissions controls may impact the Issuer directly through higher cost of goods. The potential impacts of climate change and climate change regulations are highly uncertain at this time, and the Issuer cannot anticipate or predict the material adverse effects on the business as a result of climate change or climate change regulation. For instance, changes in the prevailing climates may result in a reduction in, or increased prices of available goods, which may adversely affect the Issuer's revenue and operating margins.

The Issuer is subject to various federal, state and local regulations, including regulations related to the preparation and sale of food, the sale of alcoholic beverages, zoning and building codes, land use and employee, health, sanitation and safety matters. The Issuer is also subject to the U.S. Fair Labor Standards Act, which governs such matters as working conditions, family leave mandates and other employment law matters. In recent years, there has been an increased legislative, regulatory and consumer focus on nutrition and advertising practices in the food industry. Compliance with additional regulations can become costly and affect the Issuer's operating results.

There is also a potential for increased regulation of certain food establishments in the United States, where compliance with a Hazard Analysis and Critical Control Points ("**HACCP**") approach would be required. HACCP refers to a management system in which food safety is addressed through the analysis and control of potential hazards from raw material production, procurement and handling, to manufacturing, distribution and consumption of the finished product.

Tax Risks

The Issuer is subject to federal, state and local taxes. In making tax estimates and paying taxes, significant judgment is often required. Although the Issuer believes its tax positions and estimates are reasonable, the Issuer could have additional tax liability, including interest and penalties, if a taxing authority disagrees with the positions taken by the Issuer. If material, payment of such additional amounts could have a material impact on the Issuer's results of operations and financial position.

Risks from Work Stoppages, Terrorism or Natural Disasters

The Issuer's operations may be subject to disruption for a variety of reasons, including work stoppages, terrorism, acts of war, pandemics, fire, earthquake, flooding, tornadoes or other natural disasters. These disruptions can result in, among other things, lost sales due to the inability of customers, employees or suppliers to reach the store, property damage and lost sales if the Issuer is forced to close for an extended period of time.

Limited Source of Repayment

The only source of financial return for investors before maturity is through payments as set forth in the NPA and the Notes and there is no guarantee of any investment return. The Securities are speculative investments inherently involving a degree of risk, meaning part or all of such investments may be lost. While the Issuer is providing a lien on its assets, there is no guarantee that it will have sufficient assets to make full payment to the investors, as the assets may decrease in value, lose their entire value over time or may fluctuate based on the performance of the underlying business. Neither the Issuer nor NextSeed guarantees payment or investor returns.

Risks Relating to Financial Forecasts

The financial forecasts provided by the Issuer herein are reasonable forecasts by the Issuer based upon assumption of stable economic conditions and other various assumptions regarding the operations of the Issuer. The validity and accuracy of these assumptions will depend in large part on future events over which the Issuer and the key persons will have no control. CHANGES IN ASSUMPTIONS OR THEIR UNDERLYING FACTS COULD SIGNIFICANTLY AFFECT THE FORECASTS. TO THE EXTENT THAT THE ASSUMED EVENTS DO NOT OCCUR, THE OUTCOME MAY VARY SIGNIFICANTLY FROM THE PROJECTED OUTCOMES. CONSEQUENTLY, THERE CAN BE NO ASSURANCE THAT THE ACTUAL OPERATING RESULTS OF THE ISSUER WILL CORRESPOND TO THE FORECASTS PROVIDED HEREIN.

Risks Relating to Debt Financing

The Issuer's debt service obligations may adversely affect its cash flow. As a result of any future debt obligations, the Issuer may be subject to: (i) the risk that cash flow from operations will be insufficient to meet required payments of principal and interest, (ii) restrictive covenants, including covenants relating to certain financial ratios, and (iii) interest rate risk. Although the Issuer anticipates that it will be able to repay or refinance any indebtedness when it matures, there can be no assurance that it will be able to do so or that the terms of such refinancing will be favorable. The Issuer's leverage may have important consequences including the following: (i) its ability to obtain additional financing for acquisitions, working capital, capital expenditures or other purposes, if necessary, may be impaired or such financing may not be available on terms favorable to the Issuer and (ii) a substantial decrease in operating cash flow or a substantial increase in its expenses could make it difficult for the Issuer to meet its debt service requirements and restrictive covenants and force the Issuer to sell assets and/or modify its operations.

Risks Relating to Debt Prepayment

The Issuer has the right to prepay the Notes in $5000 increments. Such repayment would shorten the period, if any, that the investor would be entitled to receive interest payments.

Potential Conflicts of Interest

The key persons individually or as an entity may wish to own, operate or consult with other operations in the Denton similar to the Issuer, including operations utilizing the brand associated with the Issuer. Such other businesses will be owned by entities other than the Issuer, which may not have an identity of ownership interest with the Issuer. While it is the intention of the key persons to place such businesses operations strategically so as to maximize the revenue and profitability of each business, there can be no guarantee that such activities will not have a deleterious effect on the revenues of the Issuer's operations and on the Issuer due to unintended competitive factors resulting from the comparative accessibility and desirability of the respective businesses. The relevant key persons will have no duty to account to the Issuer for profits derived from such other such activities.

INTENDED FOR REVIEW BY POTENTIAL INVESTORS ON NEXTSEED ONLY. DO NOT COPY OR DISTRIBUTE.

VII. CERTAIN LEGAL MATTERS AND TAX CONSIDERATIONS

LEGAL PROCEEDINGS

In October 2012, John Kang pled guilty to several misdemeanors stemming from a domestic dispute. Other than as described above, the Issuer is not aware of any material legal proceeding in which the Issuer, any of its affiliates, or any of its property was or is currently a party or subject to legal proceedings.

ELIGIBILITY UNDER RULE 503 OF REGULATION CROWDFUNDING

With respect to the Issuer, any predecessor of the Issuer, any affiliated issuer, any director, officer, general partner or managing member of the Issuer, any beneficial owner of 20 percent or more of the Issuer's outstanding voting equity securities, any promoter connected with the Issuer in any capacity at the time of the Offering, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of investors in connection with the sale of Securities, or any general partner, director, officer or managing member of any such solicitor:

(1) None of any such person has been convicted, within 10 years (or five years, in the case of Issuers, their predecessors and affiliated issuers) before the filing of this Disclosure, of any felony or misdemeanor:

(i) in connection with the purchase or sale of any security;

(ii) involving the making of any false filing with the SEC; or

(iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

(2) None of any such person has been subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this Disclosure, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

(i) in connection with the purchase or sale of any security;

(ii) involving the making of any false filing with the SEC; or

(iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

(3) None of any such person has been subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

(i) at the time of the filing of this Disclosure bars the person from:

(A) association with an entity regulated by such commission, authority, agency or officer;

(B) engaging in the business of securities, insurance or banking; or

(C) engaging in savings association or credit union activities; or

(ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this Disclosure.

(4) None of any such person has been subject to an order of the SEC entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this Disclosure:

(i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal;

(ii) places limitations on the activities, functions or operations of such person; or

(iii) bars such person from being associated with any entity or from participating in the offering of any penny stock.

(5) None of any such person has been subject to any order of the SEC entered within five years before the filing of this Disclosure that, at the time of the filing of this Disclosure, orders the person to cease and desist from committing or causing a violation or future violation of:

(i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder; or

(ii) Section 5 of the Securities Act.

(6) None of any such person has been suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade.

(7) None of any such person filed (as a registrant or Issuer), and none of any such person was or was named as an underwriter in, any registration statement or Regulation A Disclosure filed with the SEC that, within five years before the filing of this Disclosure, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, and none of any such person, at the time of such filing, has been the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued.

(8) None of any such person has been subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, and none of any such person, at the time of filing of this Disclosure, has been subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations.

INTENDED FOR REVIEW BY POTENTIAL INVESTORS ON NEXTSEED ONLY. DO NOT COPY OR DISTRIBUTE.

AFFILIATED PARTY TRANSACTIONS

The Issuer or any entities controlled by or under common control with the issuer was not party to any transaction since the beginning of the Issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the Issuer in reliance of 4(a)(6) Exemption during the preceding 12-month period, including the amount the issuer seeks to raise in the Offering, in which any of the following persons had or is to have a direct or indirect material interest:

(1) any director or officer of the Issuer;

(2) any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power;

(3) if the Issuer was incorporated or organized within the past three years, any promoter of the Issuer; or

(4) any immediate family member of any of the foregoing persons.

CERTAIN TAX CONSIDERATIONS

The Issuer intends to treat the Securities as debt instruments for U.S. federal income tax purposes. The Issuer's good-faith determination that the Securities should be considered debt instruments for U.S. federal income tax purposes is not intended to be, nor should be construed to be, legal or tax advice to any particular person. This consideration is not binding and therefore may be subject to review and challenge by the IRS. All prospective investors are urged to consult their own tax advisors with respect to the U.S. federal, state, local and non-U.S. tax consequences related to the purchase, ownership and disposition of the Securities based on their particular circumstances. Preparation and distribution of required tax documents to investors (e.g., Form 1099-INT) will be handled electronically at no additional cost on an annual basis.

OTHER MATTERS

NextSeed Assessment

Every offering on the Portal undergoes a standardized assessment process by NextSeed that is applied on all businesses listing on NextSeed. The assessment is intended to first determine if a prospective issuer fits the business categories offered on NextSeed, based on the objective criteria established by NextSeed. If a good fit is found, NextSeed helps the Issuer determine the terms to offer to their prospective investors. When assessing the feasibility of a prospective offering, NextSeed typically considers the following key factors:

- **Historical Financial Performance** – comparison of key financial ratios to industry standards to evaluate the prospective issuer's strengths and weaknesses

- **Projected Impact of Proposed Terms** – analysis of proposed terms' potential impact on the prospective issuer's overall financial condition

INTENDED FOR REVIEW BY POTENTIAL INVESTORS ON NEXTSEED ONLY. DO NOT COPY OR DISTRIBUTE.

- **Credit History Information** – credit history of the prospective issuer, as well as personal credit histories of key personnel

- **Leadership Experience and Stability** – the level of industry expertise and length of tenure of the prospective issuer's leadership

- **Industry Risk** – overall success/failure rate in the relevant industry in which the prospective issuer operates, according to historical data

The final terms offered to prospective investors reflect NextSeed's and the Issuer's good-faith assessment, and are not a guarantee or guidance of performance of any kind. Investing in securities inherently involves risks, and investors should consider their own investment objectives before investing.

Payment Processing Operations

Collection and repayment of funds to investors who have purchased the Securities depend on the continuous operation of NextSeed and its banking partner(s) that facilitate payments. If either NextSeed or its banking partner(s) were to stop or otherwise be unable to continue operations in the future, while NextSeed will make all commercially reasonable efforts to facilitate repayment of all outstanding Securities, it may not be possible to service the existing Securities until completion.

Legal and Regulatory Implications

The legal and regulatory regime governing investment crowdfunding is a recent development and subject to inherent uncertainty as the applicable legal and regulatory environment continues to evolve. Accordingly, there may be changes to the legal and regulatory requirements that negatively affect the operations of NextSeed, including servicing the Securities. In addition, while the effective interest rates that may be charged to the Issuer are intended to be compliant with state usury law requirements, if in the event that any lawsuit brought by any issuer on NextSeed results in the Securities being found to violate state usury laws, such Securities may lose certain value.

Limited Security and Enforcement Options

The Issuer will grant a security interest in all of its assets in favor of NextSeed for the benefit of the investors but the Securities are not insured by any third party or backed by any government authority in any way. NextSeed (and any designated third-party collection agency that may be appointed by NextSeed) may be limited in its ability to collect payments in the event the Issuer is unable or unwilling to comply with its payment obligations.

Requests for Additional Investor Information

Each investor will be required to comply promptly with reasonable requests for information made by or on behalf of the Issuer or the Portal in order for the Issuer or the Portal to satisfy any request for information about such investor or its investment, including requests made by any national, federal, state, local or regulatory authority, agency, committee, court, exchange or self-regulatory organization.

INTENDED FOR REVIEW BY POTENTIAL INVESTORS ON NEXTSEED ONLY. DO NOT COPY OR DISTRIBUTE.

Additional Issuer Information

Prior to the Closing, each prospective investor will be able to ask questions and receive answers concerning the Offering via the Portal. All communication with the Issuer regarding the Offering is required to take place on the Portal. No other person other than the Issuer has been authorized to give information or to make any representations concerning the Issuer or the Offering outside of this Disclosure, and if given or made, such other information or representations must not be relied upon as having been authorized by the Issuer.

This Disclosure is intended to present a general disclosure regarding the Issuer. Each prospective investor should thoroughly review the NPA, which specifies the terms of investment in the Securities.

ONGOING REPORTING

The Issuer will file a report electronically with the SEC annually and post the report on its website, no later than: April 30 of the following year, 120 days after the end of each fiscal year covered by the report.

Once posted, the annual report will be available on the issuer's website at: thedumplingbros.com

The issuer must continue to comply with the ongoing reporting requirements until: thedumplingbros.com

(1) the Issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record;

(3) the Issuer has filed at least three annual reports pursuant to Regulation Crowdfunding and has total assets that do not exceed $10,000,000;

(4) the Issuer or another party repurchases all of the securities issued in reliance on 4(a)(6) Exemption, including any payment in full of Securities and any other debt securities or any complete redemption of redeemable securities; or

(5) the Issuer liquidates or dissolves its business in accordance with state law.

Note that, other than as required by Regulation Crowdfunding, the investors will not have any right to receive financial or other information from the Company. The investors will not have the right to inspect the books and records of the Company.

INTENDED FOR REVIEW BY INVESTOR REGISTERED ON NEXTSEED ONLY. DO NOT COPY OR DISTRIBUTE.

APPENDIX A

FINANCIAL STATEMENTS & ISSUER CERTIFICATION

The Dumpling Bros LLC
Profit & Loss
January through December 2016

	Jan - Dec 16
Ordinary Income/Expense	
Income	
Catering Sales	315.82
Food Sales	127,126.01
Total Income	127,441.83
Cost of Goods Sold	
Food Purchases	39,065.45
Total COGS	39,065.45
Gross Profit	88,376.38
Expense	
Advertising and Promotion	802.30
Bank Service Charges	219.87
Billing Service	3,128.69
Business Licenses and Permits	2,360.48
Charitable Contributions	78.00
Computer and Internet	60.61
Computer and Internet Expenses	49.90
Credit card fee	102.55
gas	1,149.63
Insurance Expense	
General Liability Insurance	256.50
truck and trailer	2,035.28
Total Insurance Expense	2,291.78
Janitorial Expense	24.95
Meals and Entertainment	1,169.92
Medical	248.29
Office Supplies	674.42
Outside Services	28,440.40
Postage and Delivery	88.24
Professional Fees	
cpa	300.00
Total Professional Fees	300.00
Rent Expense	12,600.00
Repairs and Maintenance	6,200.67
Restaurant Equipment	345.30
Restaurant Smallwares	467.23
Tax-sales	3,274.51
Telephone Expense	94.49
Travel Expense	
gas	1,968.76
Travel Expense - Other	480.00
Total Travel Expense	2,448.76
Uniforms	236.66
Utilities	
gas	1,747.36
Utilities - Other	397.13
Total Utilities	2,144.49
Void	0.00
Total Expense	69,002.14
Net Ordinary Income	19,374.24

The Dumpling Bros LLC
Profit & Loss
January through December 2016

	Jan - Dec 16
Other Income/Expense	
Other Income	
Promotion	150.00
tips	11,980.11
Total Other Income	12,130.11
Net Other Income	12,130.11
Net Income	**31,504.35**

The Dumpling Bros LLC
Profit & Loss
July through December 2015

	Jul - Dec 15
Ordinary Income/Expense	
Income	
Food Sales	27,588.59
Total Income	27,588.59
Cost of Goods Sold	
Food Purchases	7,094.28
Total COGS	7,094.28
Gross Profit	20,494.31
Expense	
Advertising and Promotion	3,168.30
Automobile Expense	624.26
Bank Service Charges	10.09
Billing Service	652.58
Business Licenses and Permits	1,567.36
Charitable Contributions	119.03
Equipment Rental	101.97
gas	1,833.12
Insurance Expense	
General Liability Insurance	681.92
Total Insurance Expense	681.92
Meals and Entertainment	558.46
Office Supplies	164.73
Outside Services	7,081.28
Petty Cash	759.00
Professional Fees	
cpa	250.00
Total Professional Fees	250.00
Rent Expense	3,250.00
Repairs and Maintenance	718.38
Restaurant Equipment	756.43
Restaurant Smallwares	711.31
Taxes - Property	77.91
Telephone Expense	86.58
Travel Expense	440.12
Utilities	
gas	103.67
Total Utilities	103.67
Void	0.00
Total Expense	23,716.50
Net Ordinary Income	-3,222.19
Other Income/Expense	
Other Income	
other income	1,456.48
Total Other Income	1,456.48
Net Other Income	1,456.48
Net Income	**-1,765.71**

The Dumpling Bros LLC
Statement of Cash Flows
January through December 2016

	Jan - Dec 16
OPERATING ACTIVITIES	
Net Income	31,504.35
Net cash provided by Operating Activities	31,504.35
INVESTING ACTIVITIES	
Equipment	-2,500.00
Net cash provided by Investing Activities	-2,500.00
FINANCING ACTIVITIES	
Capital investment (Daniel)	4,000.00
Partner 1 Draws	-17,000.00
Partner 2 Draws	-19,500.00
Net cash provided by Financing Activities	-32,500.00
Net cash increase for period	-3,495.65
Cash at beginning of period	5,345.14
Cash at end of period	**1,849.49**

The Dumpling Bros LLC
Statement of Cash Flows
July through December 2015

	Jul - Dec 15
OPERATING ACTIVITIES	
Net Income	-1,765.71
Adjustments to reconcile Net Income	
to net cash provided by operations:	
Sales Tax Payable	-213.75
Net cash provided by Operating Activities	-1,979.46
INVESTING ACTIVITIES	
Furniture and Equipment	-750.69
Furniture and Equipment:Equipement	-11,157.53
Net cash provided by Investing Activities	-11,908.22
FINANCING ACTIVITIES	
Capital investment (Daniel)	24,232.82
Partner 1 Draws	-2,000.00
Partner 2 Draws	-3,000.00
Net cash provided by Financing Activities	19,232.82
Net cash increase for period	5,345.14
Cash at end of period	**5,345.14**

The Dumpling Bros LLC
Balance Sheet
As of December 31, 2016

	Dec 31, 16
ASSETS	
Current Assets	
Checking/Savings	
Chase Bank	1,849.49
Total Checking/Savings	1,849.49
Total Current Assets	1,849.49
Fixed Assets	
Equipment	28,527.00
Furniture and Fixtures	
Furniture	11,157.53
Fixtures	750.69
Total Furniture and Fixtures	11,908.22
Total Fixed Assets	40,435.22
TOTAL ASSETS	**42,284.71**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
Sales Tax Payable	-213.75
Total Other Current Liabilities	-213.75
Total Current Liabilities	-213.75
Total Liabilities	-213.75
Equity	
Capital investment (Daniel)	59,606.62
Partner 1 Draws	-19,000.00
Partner 2 Draws	-22,500.00
Retained Earnings	-7,112.51
Net Income	31,504.35
Total Equity	42,498.46
TOTAL LIABILITIES & EQUITY	**42,284.71**

The Dumpling Bros LLC
Balance Sheet
As of December 31, 2015

	Dec 31, 15
ASSETS	
Current Assets	
Checking/Savings	
Chase Bank	5,345.14
Total Checking/Savings	5,345.14
Total Current Assets	5,345.14
Fixed Assets	
Equipment	26,027.00
Furniture and Fixtures	
Furniture	11,157.53
Fixtures	750.69
Total Furniture and Fixtures	11,908.22
Total Fixed Assets	37,935.22
TOTAL ASSETS	**43,280.36**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
Sales Tax Payable	-213.75
Total Other Current Liabilities	-213.75
Total Current Liabilities	-213.75
Total Liabilities	-213.75
Equity	
Capital investment (Daniel)	55,606.62
Partner 1 Draws	-2,000.00
Partner 2 Draws	-3,000.00
Net Income	-7,112.51
Total Equity	43,494.11
TOTAL LIABILITIES & EQUITY	**43,280.36**

Form **1120S**

Department of the Treasury
Internal Revenue Service

U.S. Income Tax Return for an S Corporation

▶ Do not file this form unless the corporation has filed or is attaching Form 2553 to elect to be an S corporation.
▶ Information about Form 1120S and its separate instructions is at *www.irs.gov/form1120s.*

OMB No. 1545-0123

2016

For calendar year 2016 or tax year beginning _____, ending _____

A S election effective date **06/22/15**	**TYPE OR PRINT**	Name **THE DUMPLING BROS LLC**	**D** Employer identification number ▮
B Business activity code number (see instructions) **722513**		Number, street, and room or suite no. If a P.O. box, see instructions. **7253 RAWLINS LANE**	**E** Date incorporated **06/22/2015**
C Check if Sch. M-3 attached ☐		City or town, state or province, country, and ZIP or foreign postal code **FRISCO TX 75034**	**F** Total assets (see instructions) $ ▮

G Is the corporation electing to be an S corporation beginning with this tax year? ☐ Yes ☒ No   If "Yes," attach Form 2553 if not already filed

H Check if: **(1)** ☐ Final return **(2)** ☐ Name change **(3)** ☐ Address change **(4)** ☐ Amended return **(5)** ☐ S election termination or revocation

I Enter the number of shareholders who were shareholders during any part of the tax year ▶ **2**

Caution. Include **only** trade or business income and expenses on lines 1a through 21. See the instructions for more information.

Income

1a	Gross receipts or sales	1a	134,725
b	Returns and allowances	1b	10,221
c	Balance. Subtract line 1b from line 1a	1c	124,504
2	Cost of goods sold (attach Form 1125-A)	2	39,065
3	Gross profit. Subtract line 2 from line 1c	3	85,439
4	Net gain (loss) from Form 4797, line 17 (attach Form 4797)	4	
5	Other income (loss) (see instructions—attach statement) See Stmt 1	5	12,130
6	**Total income (loss).** Add lines 3 through 5 ▶	6	97,569

Deductions (see instructions for limitations)

7	Compensation of officers (see instructions–attach Form 1125-E)	7	
8	Salaries and wages (less employment credits)	8	
9	Repairs and maintenance	9	6,226
10	Bad debts	10	
11	Rents	11	12,600
12	Taxes and licenses	12	2,360
13	Interest	13	
14	Depreciation not claimed on Form 1125-A or elsewhere on return (attach Form 4562)	14	5,420
15	Depletion (**Do not deduct oil and gas depletion.**)	15	
16	Advertising	16	802
17	Pension, profit-sharing, etc., plans	17	
18	Employee benefit programs	18	
19	Other deductions (attach statement) See Stmt 2	19	43,075
20	**Total deductions.** Add lines 7 through 19 ▶	20	70,483
21	**Ordinary business income (loss).** Subtract line 20 from line 6	21	27,086

Tax and Payments

22a	Excess net passive income or LIFO recapture tax (see instructions)	22a		
b	Tax from Schedule D (Form 1120S)	22b		
c	Add lines 22a and 22b (see instructions for additional taxes)		22c	
23a	2016 estimated tax payments and 2015 overpayment credited to 2016	23a		
b	Tax deposited with Form 7004	23b		
c	Credit for federal tax paid on fuels (attach Form 4136)	23c		
d	Add lines 23a through 23c		23d	
24	Estimated tax penalty (see instructions). Check if Form 2220 is attached ▶ ☐		24	
25	**Amount owed.** If line 23d is smaller than the total of lines 22c and 24, enter amount owed		25	
26	**Overpayment.** If line 23d is larger than the total of lines 22c and 24, enter amount overpaid		26	
27	Enter amount from line 26 **Credited to 2017 estimated tax** ▶ Refunded ▶		27	

Sign Here

Under penalties of perjury, I declare that I have examined this return, including accompanying schedules and statements, and to the best of my knowledge and belief, it is true, correct, and complete. Declaration of preparer (other than taxpayer) is based on all information of which preparer has any knowledge.

Signature of officer **JOHN T KANG**   Date _____   Title **PRESIDENT**

May the IRS discuss this return with the preparer shown below (see instructions)? ☐ Yes ☒ No

Paid Preparer Use Only ▮

For Paperwork Reduction Act Notice, see separate instructions.

Form **1120S** (2016)

DAA

Officer Certification

I, John Kang, Managing Member of The Dumpling Bros LLC certify that:

(1) the financial statements of The Dumpling Bros LLC included in this Form are true and complete in all material respects; and

(2) the tax return information of The Dumpling Bros LLC included in this Form reflects accurately the information reported on the tax return for The Dumpling Bros LLC filed for the fiscal year ended 2016.



Name: John Kang
Title: Manager

INTENDED FOR REVIEW BY INVESTOR REGISTERED ON NEXTSEED ONLY. DO NOT COPY OR DISTRIBUTE.



